SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 3)

Affinion Group Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

008294209
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008294209	Schedule 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 818,187 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 818,187 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 818,187 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON PN

(1) Represents 136,000 shares of Common Stock owned by Elliott Associates, L.P. and 682,187 shares of Common Stock issuable upon exercise of Warrants owned by Elliott Associates, L.P. The Reporting Persons (as defined below) are prevented from owning more than 17.2% of the shares of the issuer on a fully diluted basis without obtaining the consent of the North Dakota Insurance Commissioner.

CUSIP No. 008294209	Schedule 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,738,649 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,738,649 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,738,649 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON PN

(1) Represents 289,000 shares of Common Stock owned by Elliott International, L.P. and 1,449,649 shares of Common Stock issuable upon exercise of Warrants owned by Elliott International, L.P. The Reporting Persons (as defined below) are prevented from owning more than 17.2% of the shares of the issuer on a fully diluted basis without obtaining the consent of the North Dakota Insurance Commissioner.

CUSIP No. 008294209	Schedule 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,738,649 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,738,649 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,738,649 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON CO

(1) Represents 289,000 shares of Common Stock owned by Elliott International, L.P. and 1,449,649 shares of Common Stock issuable upon exercise of Warrants owned by Elliott International, L.P. The Reporting Persons (as defined below) are prevented from owning more than 17.2% of the shares of the issuer on a fully diluted basis without obtaining the consent of the North Dakota Insurance Commissioner.

CUSIP No. 008294209	Schedule 13D/A	Page 5 of 8 Pages

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the "Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following:

As described in the quarterly report on Form 10-Q filed by the Issuer on November 14, 2018, on November 14, 2018, Elliott, Metro SPV LLC, Empyrean Investments, LLC and Jefferies LLC (each a "Lead Lender" and collectively, the "Lead Lenders") delivered a commitment letter (the "Commitment Letter") to the Issuer and Affinion Group, Inc. ("Affinion"), a subsidiary of the Issuer. Pursuant to the Commitment Letter, the Lead Lenders have committed to provide revolving loans to Affinion under a revolving credit facility (the "Second Lien Facility") in the original principal amount of approximately $20.5 million (the "Commitment Financing"), which amount may be increased, on or before June 30, 2019 at the option of Affinion and subject to the consent of the Lead Lenders, by an amount of up to approximately $17.0 million (the "Incremental Financing" and, together with the Commitment Financing, the "Second Lien Facility Financing"), subject to the terms and conditions set forth in the Commitment Letter. Pursuant to the Commitment Letter, on the closing date of the Second Lien Facility the Lead Lenders will be paid an upfront closing fee in an amount equal to 12% of the amount of the Commitment Financing (which at the Issuer's option, may be paid in the form of original issue discount). The Lead Lenders will also be entitled to be paid the closing fee upon an Incremental Financing if consummated within a certain time period.

The Second Lien Facility will be secured on a second lien basis on the same collateral that secures Affinion's credit facility (the "2017 Credit Facility") and will be guaranteed by the Issuer and each subsidiary of Affinion that guarantees the 2017 Credit Facility. The Second Lien Facility will mature 91 days after the maturity date of the 2017 Credit Facility, but prior to the maturity of the 2017 Notes (as defined below). The Second Lien Facility will contain substantially the same representations and warranties, covenants and events of default as those in the 2017 Credit Facility, subject to certain exceptions.

Interest will be payable on the Second Lien Facility at the rate of 12.00% per annum while the warrants (described below) that may arise in connection with the Second Lien Facility have not been issued, and at the rate of 9.00% per annum if the warrants that may arise in connection therewith have been issued, in each case solely payable in kind. Affinion will have the right to prepay the Second Lien Facility (x) in whole but not in part if it pays an early termination fee equal to 10.00% of the Commitment Financing plus all accrued interest if such prepayment occurs prior to the issuance of any warrants and (y) in whole or in part without an early termination fee if such prepayment occurs after the issuance of any warrants.

Under the Commitment Letter, if Affinion has not exercised its right to prepay the Second Lien Facility and certain conditions precedent have been met, the Issuer may issue detachable springing warrants (the "warrants") to acquire Common Stock of the Issuer. If the warrants are issued, then the Issuer will issue to the Lead Lenders under the Second Lien Facility one warrant for each $5.00 of commitment under the Second Lien Facility (including accrued payable in kind interest). Each warrant will entitle the holder to acquire one share of Common Stock of the Issuer at an exercise price of $5.00 in cash. The warrants will be exercisable at any time for 5 years following the issuance date. The warrants may be mandatorily exercisable upon the occurrence of (i) the repayment of the Second Lien Facility in full, (ii) the completion of certain qualified equity offerings or (iii) receipt of a direction from lenders holding at least 50.1% of the commitments (funded and unfunded) under the Second Lien Facility. If the Issuer issues such warrants, it will be required to make a

CUSIP No. 008294209	Schedule 13D/A	Page 6 of 8 Pages

pre-emptive rights offer relating to the warrants in accordance with the terms of the Shareholders Agreement (as defined below). Under the Commitment Letter, if the Issuer is required to make such pre-emptive rights offer, such pre-emptive rights offer must be completed prior to May 1, 2019.

Prior to the closing of the Second Lien Facility, Affinion will be required to amend certain terms of the Indenture dated May 10, 2017 (as amended on the date hereof, the "Indenture") for its Senior Cash 12.5% / PIK Step-Up to 15.5% notes due 2022 (the "2017 Notes"). The proposed amendments to the Indenture will include, among other things, amending the limitation on debt and lien covenants to permit the incurrence of the indebtedness under the Second Lien Facility (including any Incremental Amount and interest paid in kind) and amending the restrictions on activities of the Issuer to permit the Issuer to guarantee the Second Lien Facility and pledge its assets to secure such guarantee. Pursuant to the Commitment Letter, Elliott and Elliott International, which are the beneficial owner of more than 50% of the outstanding principal amount of the 2017 Notes, have agreed to consent to the proposed amendments to the Indenture. Affinion expects to enter into a supplemental indenture to the Indenture to effect the proposed amendments to the Indenture as soon as practicable following the receipt of the required majority consent, but the supplemental indenture will not become operative until the closing date of the Second Lien Facility.

The closing of the Second Lien Facility is subject to the satisfaction of the conditions specified in the Commitment Letter, including the execution of definitive documentation for the Second Lien Facility that is consistent with the terms of the Commitment Letter and reasonably satisfactory to the Lead Lenders. In addition, certain of the Lead Lenders own more than 5.0% of the outstanding Common Stock of the Issuer. Accordingly, prior to Affinion and the Issuer entering into the Commitment Letter, the Second Lien Facility and other documents relating to the Second Lien Facility Financing, such transactions with 5.0% or more holders of Common Stock must be approved by holders of at least 66 2/3% of the outstanding Common Stock of the Issuer pursuant to the terms of the shareholders agreement between the Issuer and the stockholders party thereto, dated as of November 9, 2015, as amended (the "Shareholders Agreement"). Prior to the execution of the Commitment Letter, certain stockholders, including Elliott and Elliott International, representing greater than 66 2/3% of the Common Stock delivered a written consent (the "Supermajority Stockholder Consent") approving the transactions contemplated by the Commitment Letter.

Assuming the satisfaction of the conditions to the Commitment Letter, it is expected that the Second Lien Facility will be entered into in the second half of December 2018.

Item 5.	INTERESTS IN SECURITIES OF THE ISSUER.

Items 5(a) of the Schedule 13D is hereby amended and restated in the entirety by the following:

(a) As of the date hereof, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 22.6% of the shares of Common Stock outstanding.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 11,288,907 shares of Common Stock outstanding, which is the sum of (i) 9,157,071 shares of Common Stock outstanding as of September 30, 2018 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 14, 2018 plus (ii) 2,131,836 shares of Common Stock issuable upon exercise of the Warrants.

As of the date hereof, Elliott beneficially owned 818,187 shares of Common Stock, including 682,187 shares of Common Stock issuable upon exercise of the Warrants, constituting approximately 7.2% of the shares of Common Stock outstanding.

CUSIP No. 008294209	Schedule 13D/A	Page 7 of 8 Pages

As of the date hereof, Elliott International beneficially owned 1,738,649 shares of Common Stock, including 1,449,649 shares of Common Stock issuable upon exercise of the Warrants, constituting approximately 15.4% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 1,738,649 shares of Common Stock beneficially owned by Elliott International, constituting approximately 15.4% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 2,556,836 shares of Common Stock, including 2,131,836 shares of Common Stock issuable upon exercise of the Warrants, constituting approximately 22.6% of the shares of Common Stock outstanding.

CUSIP No. 008294209	Schedule 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: November 16, 2018

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President